Exhibit 99.1

QIWI Announces Changes to The Board of Directors

NICOSIA, CYPRUS – August 8, 2024 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge fintech services, today announced that Alexey Blagirev has resigned from the Company’s Board of Directors, effective from 8 August, 2024.

Mr. Alexey Blagirev has served as our non-executive director since September 2022 and a member of the Audit Committee and the Strategy and Sustainable Development Committee. The position will remain vacant for the time being. New appointment will be announced in due course.

Mr. Sergey Solonin, the Chairman of the Board of Directors, commented: “Alexey made a substantial contribution to the Company’s business. On behalf of the Board of Directors I would like to acknowledge Alexey for his expert advice and dedicated service over that time.”

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in the changing world. We offer a wide range of payment and financial service products for merchants and B2C clients across various digital use-cases.

QIWI's American depositary shares are listed on NASDAQ and the Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

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